SANTO MINING CORP.

300 Peachtree St. NE, Ste #1775

Atlanta, GA 30308-3565

March 10, 2025

Division of Corporation Finance

Securities and Exchange Commission

Re: Santo Mining Corp.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed December 27, 2024

File No. 000-54938

Dear Sir/Madam:

In response to your letter dated January 15, 2025, the following information is hereby submitted on behalf of Santo Mining Corp. (the "Company").  Amendment No. 2 to the Registration Statement on Form 10-12G is being filed in conjunction with this correspondence.  For your convenience, we have reproduced the Staff's comments below in italicized text immediately before our response.

Amendment No. 1 to Registration Statement on Form 10-12G

Corporate History, page 1

1.We note your response to comment 1. Your response does not include the operations of each subsidiary or the consideration paid for each. Please revise to provide this information related to the subsidiaries.

Response: We have updated the Registration Statement to reflect the following:

(a)BlackFlamingo Ventures, LLC (Florida): This subsidiary focuses on providing essential administrative and logistical support for the Company's operations. Its specialization in Latin America, Asia, and USA has a focus on facilitating cross-border transactions, navigating international regulations, and managing supply chain logistics.

(b)Santo Blockchain Labs Corp. (Wyoming): Leveraging Wyoming's favorable regulatory environment for blockchain and crypto-asset businesses, this subsidiary focuses on the legal and regulatory aspects of the Company's blockchain operations. Wyoming has established itself as a leader in blockchain legislation, offering a clear and comprehensive legal framework for businesses operating in this space.

(c)Santo Blockchain Labs of Colombia S.A.S., based in Bogotá, serves as the primary operational hub for Groovy's Platform as a Service (PaaS) development and execution. This subsidiary is responsible for the full lifecycle of the Groovy platform, encompassing design, development, testing, deployment, maintenance, and ongoing enhancements. Its location in Colombia provides access to a growing technology talent pool and potentially favorable operating costs.

Description of Business, page 1

2.We note your response to prior comment 2. Please provide disclosure regarding your accounting for software development costs. Refer to your basis in accounting literature.

Response: We have updated the Registration Statement as requested.

Year to Date Corporate Business Update, page 8

3.You disclose that in the Q3-2025 you will obtain a third-party evaluation of your intellectual property and its value. You also state, "the findings will be reflected in future financial reporting and disclosure." Disclose the accounting literature you are using to account for development of intellectual property and why you believe recording its value after a third-party valuation is appropriate.

Response: Upon further review, we have decided to remove this verbiage from the Registration Statement. If the valuation of intellectual property is completed as planned, we will determine the appropriateness of disclosure at that time based relevant accounting standards. We have also updated the Registration to disclose the accounting literature we are using to account for development of intellectual property.

Results of Operations, page 26

4.We note your response to prior comment 9, however your disclosure in results of operations has not changed. Please revise accordingly.

Response: We note your comment and have added the paragraph below to the results of operations:

The Company has incurred substantial costs in developing its proprietary, centralized Hyperledger Fabric layer-1 blockchain technology, a foundational component of its Platform-as-a-Service (PaaS) offering. These expenditures, totaling $534,779 for the nine months ended September 30th 2024. The development has spanned 18 months, leveraging a team of six full-time software developer employees, and utilizing external outsourcing resources for front-end design and user interface/user experience (UI/UX) design. These costs have included salaries, benefits, and associated overhead expenses of the development team. External fees for UI/UX design and development outsourcing are also reflected in these consolidated statements. While efforts have been made to optimize resource allocation and manage expenses effectively, these costs remain a significant aspect of the company's ongoing operational expenditures.

5.We note your response to prior comment 10. In your response you state that "for the 9 months ended September 30, 2024, the Company has not generated any revenue." However, your Consolidated Condensed Statements of Operations shows $2,600 in revenue for the nine months ended September 30, 2024. Please advise and address prior comment 10 in your filing. 8-K.

Response: We note your comment and have added the following language to the Results of Operations for the nine months ended September 30, 2024:

The Company generated $2,600 from a single customer for technical support.

Executive Compensation, page 33

6.Please revise your disclosure to provide executive compensation information for your most recent completed fiscal year. Refer to Item 402 of Regulation S-K.

Response: The Compensation of Directors and Executive Officers table has been updated to reflect total compensation for the years ending December 31, 2023 and 2024.

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Intangible Assets, page F-12

7.We note your response to prior comment 16. We also note your disclosure regarding useful life of intellectual property has not changed in your filing. In fact, you continue to state that "Intangible assets are being amortized on a straight-line method on the basis of a useful life of 5 to 17 years." Please correct your disclosure and clearly disclose the nature of the intellectual property intangible assets and your accounting policies for recognition, amortization, and impairment testing.

Response: We note your comment and have updated the disclosures.

Consolidated Statement of Cash Flows, page F-25

8.We note your response to prior comment 18. We also note your cash flow statement was revised to move the same balance to the line item "change in Accrued interest and default principal," which is still within cash flows from operating activities. Please explain why this is consistent with account literature. As previously requested, tell us how you considered the guidance in ASC 230-10-50-3 through 50-6.

Response: As noted in our response to prior Comment 18, we previously misclassified stock issued for debt conversion within operating cash flows and have since revised our cash flow statement to ensure compliance with ASC 230. However, we recognize your concern regarding the reclassification of the same balance to "change in Accrued Interest and Default Principal" within operating activities and would like to clarify our reasoning:

•Guidance Considered: Under ASC 230-10-50-3 through 50-6, entities must provide information on cash receipts and payments, classify cash flows according to operating, investing, and financing activities, and disclose noncash transactions separately.

•Accrued Interest and Default Principal: The change in accrued interest and default principal represents adjustments related to interest expense accruals, which generally fall under operating activities per ASC 230-10-45-17. Since interest expense is recognized in the income statement and adjustments to accrued interest reflect the timing differences between recognition and settlement, this treatment aligns with standard cash flow presentation practices.

•Debt Conversion Treatment: While the stock issued for debt conversion was previously misclassified, the corresponding adjustments to accrued interest and default principal represent noncash changes that do not directly impact the financing section of the cash flow statement. As a result, we determined that these changes should remain within operating activities as they relate to accrued interest adjustments.

Intangible Assets, page F-48

9.On page F-12 and F-48 you refer to ASC 350-10-35-40. Please note ASC 350-10-35- 40 does not exist in accounting literature. Please advise and revise accordingly.

Response: We note your comment and upon further review, we recognize that ASC 350-10-35-40 does not exist in the Accounting Standards Codification. This was an inadvertent citation error, and we will revise our disclosures accordingly in future filings. Our intended reference was to the broader guidance within ASC 350, specifically the sections addressing the recognition, measurement, and presentation of intangible assets.  The reference to ASC 350-10-35-40 has been updated to ASC 350.

Derivative Liability, page F-49

10.We note your response to prior comment 20. From your response and disclosure it is still not clear what specific derivative(s) you hold. Please revise accordingly.

Response: We note your comment and have updated our disclosure with the following:

The Company’s derivative liabilities consist of convertible notes with variable conversion price provisions. These instruments are classified as derivative liabilities under ASC 815 due to their potential for a variable number of shares upon settlement. The fair value of these derivative liabilities is estimated at initial recognition and remeasured at each reporting date using the Black-Scholes pricing model. Changes in fair value are recorded as derivative income or expense in the statement of operations.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SANTO MINING CORP.

/s/ Frank Yglesias

CEO and Director